UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

x	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012, OR
¨	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _________ to _________

Registration number: 33-50273

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below: The Procter & Gamble Commercial Company Employees’ Savings Plan, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: c/o The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.

REQUIRED INFORMATION

Item 4	Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES’ SAVINGS PLAN
Date:   June 26, 2013

By: __/s/ Elizabeth Withers________
       Elizabeth Withers
       Associate Director, HRSS Finance, Global Business Services

EXHIBIT INDEX

23	Consent of the Deloitte & Touche LLP

The Procter & Gamble
Commercial Company
Employees’ Savings Plan

Financial Statements as of and for the Years Ended
December 31, 2012 and 2011, Supplemental
Schedules as of and for the Year Ended
December 31, 2012, and Report of
Independent Registered Public Accounting Firm

Plan # 002
EIN #66-0676831

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES’ SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2012 and 2011	3

Notes to Financial Statements as of and for the Years Ended December 31, 2012 and 2011	4-10

SUPPLEMENTAL SCHEDULES:	11

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2012	12

Form 5500, Schedule H, Part IV, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2012	13

 NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules
       and Regulations for Reporting and Disclosure under the Employee Retirement Income
       Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Procter & Gamble
Master Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Commercial Company Employees’ Savings Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic 2012 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio
June 26, 2013

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES’ SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2012 AND 2011

	2012	2011

ASSETS

Investments — at fair value:
Cash	$ 2,842	$ 2,842
The Procter & Gamble Company common stock	14,782,587	14,574,404
The J.M. Smucker Company common stock	59,577	56,956
Mutual funds	13,100,148	11,206,192

Total investments	27,945,154	25,840,394

RECEIVABLES — Notes receivable from participants	30,156	35,883

Total assets	27,975,310	25,876,277

LIABILITY - Excess contributions payable	30,321	-

NET ASSETS AVAILABLE FOR BENEFITS	$ 27,944,989	$ 25,876,277

See notes to financial statements.

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES’ SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011

ADDITIONS:
Contributions:
Participant contributions	$ 885,491	$ 870,263
Employer contributions	256,376	250,947

Total contributions	1,141,867	1,121,210

Investment income:
Net appreciation in fair value of investments	1,408,368	347,747
Dividends and interest	739,632	656,434

Net investment income	2,148,000	1,004,181

Interest income on notes receivable from participants	1,949	2,664

Total additions	3,291,816	2,128,055

DEDUCTIONS:
Benefits paid to participants	1,205,242	1,076,118
Administrative expenses	17,862	19,319

Total deductions	1,223,104	1,095,437

TRANSFERS FROM OTHER QUALIFIED PLANS	-	24,525

INCREASE IN NET ASSETS	2,068,712	1,057,143

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	25,876,277	24,819,134

End of year	27,944,989	25,876,277

See notes to financial statements.

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES’ SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

1.	DESCRIPTION OF THE PLAN

The following description of The Procter & Gamble Commercial Company Employees’ Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan covering all eligible employees of Procter & Gamble Commercial, LLC (the “Plan Sponsor”) and Olay LLC, (collectively, the “Companies”), subsidiaries of The Procter & Gamble Company (“P&G”). In order to be eligible to participate in the Plan, employees must be residents of Puerto Rico and have completed one year of service. The Procter & Gamble Master Savings Plan Committee controls and manages the operation and administration of the Plan. Banco Popular de Puerto Rico serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Transfers from Qualified Plans —The Gillette Company Employee Stock Ownership Plan (the “Gillette ESOP”), another qualified plan sponsored by affiliates of the Companies, transferred balances for terminated Puerto Rican employees who were not eligible for retiree medical coverage under the Companies’ health care plan(s) to the Plan, as allowed under both the Gillette ESOP and the Plan. Net assets received from the Gillette ESOP amounted to $24,525 for the year ended December 31, 2011.  There were no assets received by the Plan from the Gillette ESOP during the year ended December 31, 2012.

Contributions — Each year, participants may contribute up to 10% of their pretax annual compensation, as defined in the Plan, not exceeding the maximum deferral amount specified by Puerto Rico law. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Companies contribute 40% of the first 5% of eligible compensation that a participant contributes to the Plan. Contributions are subject to certain limitations.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, allocations of the Companies’ contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan. The Companies’ contributions are automatically invested in The Procter & Gamble Company common stock (“P&G common stock”). The Plan currently offers six mutual funds (including a money market mutual fund) as investment options for participants.

Vesting — Participants are vested immediately in their contributions, plus actual earnings thereon. The Companies’ contributions plus actual earnings thereon are 100% vested upon the occurrence of any of the following events: completion of three years of credited service; attaining age 65; total disability or death while employed by the Companies.

Payment of Benefits — On termination of service, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Loans to Participants — New loans to participants are not permitted under the Plan. Participant loans included in the accompanying statement of net assets available for benefits represent outstanding loans granted to participants of The Gillette Company Employees’ Savings Plan prior to its merger with the Plan on September 4, 2009.

Forfeited Accounts — At December 31, 2012 and 2011, forfeited nonvested accounts totaled $1,856 and $8,694, respectively. These accounts can be used to reduce future employer contributions. Employer contributions were reduced by $6,800 for the year ended December 31, 2012 and $347 for the year ended December 31, 2011.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including common stock and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market prices are used to value investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held throughout the year.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the Puerto Rican Internal Revenue Code (the “PRIRC”) limits.  As of December 31, 2012, the Plan had excess contributions payable to participants of $30,321.  There were no excess contributions payable as of December 31, 2011.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, were $98,105 and $31,672 at December 31, 2012 and 2011, respectively.

Administrative Expenses — Investment management expenses are paid by the Plan and are netted against investment income. Recordkeeping fees of the Plan are paid by participants through a reduction in their investment balances.

New Accounting Standards

ASU No. 2011-04 — In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends ASC 820. ASU 2011-04 also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance was effective for reporting periods beginning after December 15, 2011. The adoption did not have a material effect on the statement of net assets available for benefits, statement of changes in net assets available for benefits, or disclosures in the financial statements.

3.	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Asset Valuation Methodologies — Valuation methodologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Common Stocks — Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds — Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are actively traded.

Cash Equivalents — Held primarily in short-term money market funds, which are valued at cost plus accrued interest.

Transfers Between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. The Plan’s policy is to recognize significant transfers between levels at the actual date of the event or change in circumstances that caused the transfer.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, December 31, 2012 and 2011, there were no transfers between levels.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2012 and 2011.

	Assets Measured at Fair Value at December 31, 2012

	Quoted Prices in	Significant Other	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Cash	$ 2,842	$ -	$ -	$ 2,842
Mutual funds:	-
Money Market	1,707,433	-	-	1,707,433
Equity	6,954,053	-	-	6,954,053
Fixed Income	1,534,488	-	-	1,534,488
Balanced	2,904,174	-	-	2,904,174
Common stock	14,842,164	-	-	14,842,164

Total	$ 27,945,154	$ -	$ -	$ 27,945,154

	Assets Measured at Fair Value at December 31, 2011

	Quoted Prices in	Significant Other	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Cash	$ 2,842	$ -	$ -	$ 2,842
Mutual funds:	-
Money Market	1,622,302	-	-	1,622,302
Equity	5,943,683	-	-	5,943,683
Fixed Income	1,047,736	-	-	1,047,736
Balanced	2,592,471	-	-	2,592,471
Common stock	14,631,360	-	-	14,631,360

Total	$ 25,840,394	$ -	$ -	$ 25,840,394

4.	INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits at December 31, 2012 and 2011, are as follows:

	2012	2011

The Procter & Gamble Company common stock (1)	$ 14,782,587	$ 14,574,404
Vanguard Balanced Index Fund	2,904,174	2,592,471
Vanguard Small Cap Index Fund	2,048,882	1,753,724
BlackRock S&P 500 Stock Fund	3,790,552	3,286,479
JP Morgan Prime Money Market Fund (2)	1,707,433	1,622,302

(1) Nonparticipant directed and represents a party-in-interest to the Plan.
(2) Party-in-interest to the Plan.

During the years ended December 31, 2012 and 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

	2012	2011

Common stock	$ 298,796	$ 520,778
Mutual funds	1,109,572	(173,031)

Net appreciation in fair value of investments	$ 1,408,368	$ 347,747

5.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments (P&G common stock) as of December 31, 2012 and 2011, and for the years then ended, is as follows:

	2012	2011

Changes in net assets:
Contributions	$ 635,608	$ 611,506
Net appreciation in fair value of investments	293,001	511,593
Dividends	488,701	443,253
Benefits paid to participants	(605,724)	(744,702)
Net transfers to participant-directed investments	(600,415)	(179,362)
Transfers from other qualified plans	-	24,525
Management fees	(3,007)	(3,241)
Other receipts/disbursements	19	(381)

Net change	208,183	663,191

The Procter & Gamble Company common stock —
beginning of year	14,574,404	13,911,213

The Procter & Gamble Company common stock — end of
year	$ 14,782,587	$ 14,574,404

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by J.P. Morgan Investment Advisors. J.P. Morgan Retirement Plan Services is the recordkeeper, as chosen by the Plan Committee as defined by the Plan. J.P. Morgan Investment Advisors and J.P. Morgan Retirement Plan Services are both affiliates of J.P. Morgan Chase Bank. J.P. Morgan Chase Bank is also the custodian as defined by the Plan. Therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan has an interest bearing deposit with Banco Popular de Puerto Rico, the trustee for the Plan. Fees paid for the investment management services were included as a reduction of the return earned on each fund.

At December 31, 2012 and 2011, the Plan held 217,743 and 218,474 shares, respectively, of P&G common stock, with a cost basis of $10,452,572 and $10,221,323, respectively. Related dividend income for the years ended December 31, 2012 and 2011, amounted to $488,701 and $443,253, respectively.

7.	PLAN TERMINATION

Although they have not expressed any intention to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

8.	TAX STATUS

The Plan is exempt from Puerto Rico income taxes under the provisions of the PRIRC enacted on January 31, 2011. The 2011 PRIRC replaced the 1994 PRIRC, as amended.  The 2011 PRIRC modified rules concerning contribution limits, coverage requirements, non-discrimination testing, and other matters. The 2011 PRIRC also provided for certain changes applicable to plans sponsored by entities under common control. These changes were effective for periods commencing after December 31, 2010, with certain additional requirements beginning on January 1, 2012.  The Plan is not qualified under Section 401(a) of the U.S. Internal Revenue Code, but it is exempt from U.S. taxation under Section 1022 of the Employee Retirement Income Security Act of 1974. The Plan is subject to routine audits by taxing jurisdictions at any time. The Companies and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the 2011 PRIRC and the Plan and the related trust continue to be tax-exempt. Therefore, no provision for income taxes has been reflected in the Plan’s financial statements.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

Reconciliation of net assets available for benefits as shown in the financial statements to those in the Form 5500 as filed by the Plan as of December 31, 2012 and 2011, is as follows:

	2012	2011

Net assets available for benefits per the financial statements	$ 27,944,989	$ 25,876,277
Certain deemed distributions of participant loans	(26,546)	(25,130)

Net assets available for benefits per Form 5500	$ 27,918,443	$ 25,851,147

For the year ended December 31, 2012, the following is a reconciliation of net investment income per the financial statements to the Form 5500:

Total net investment income per the financial statements	$ 2,148,000
Interest income on notes receivable from participants per the financial statements	1,949
Less interest on deemed distributions	(1,416)

Total income on investments per the Form 5500	$ 2,148,533

SUPPLEMENTAL SCHEDULES

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012
EIN: 66-0676831
PLAN: 002

		Description of
Identity of Issue		Investment	Cost	Fair Value

The Procter & Gamble Company	*	Common stock	$ 10,452,572	$ 14,782,587

The J.M. Smucker Company		Common stock	**	59,577

Vanguard Inflation Protected Securities Fund		Mutual fund	**	378,428

Vanguard Balanced Index Fund		Mutual fund	**	2,904,173

Vanguard Total Bond Market Index Fund		Mutual fund	**	1,156,060

Vanguard Small Cap Index Fund		Mutual fund	**	2,048,882

Vanguard FTSE All-World EX US Index Fund		Mutual fund	**	1,114,619

BlackRock S&P 500 Stock Fund		Mutual fund	**	3,790,552

JP Morgan Prime Money Market Fund	*	Mutual fund	**	1,707,433

JP Morgan Chase Bank	*	Deposit		159

Banco Popular de P.R. (Time Deposit)		Time deposit open account
	*	bearing interest at a variable rate
		(.20% at December 31, 2012)		2,683

Participant loans	***			3,611

Total				$ 27,948,764

* Party-in-interest.
** Cost information is not required for participant-directed investments and therefore is not included.
*** 2 loans were outstanding at December 31, 2012, bearing interest at rates ranging from 4.25% to 8.25%
and maturing by August 4, 2014.

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES’ SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j — SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2012
EIN: 66-0676831
PLAN: 002

SINGLE TRANSACTIONS — None.

SERIES OF TRANSACTIONS
				Current
				Value of
				Asset on	Net
	Purchase	Sales	Cost of	Transaction	Gain
Description of Asset	Amount	Amount	Asset	Date	on Sale

The Procter & Gamble Company common stock *	$1,201,711	$-	$1,201,711	$1,201,711	$-
The Procter & Gamble Company common stock *	-	1,267,123	953,869	1,267,123	313,254

* Party-in-interest.